September 5, 2024

Taylor M. Gilden
Chief Financial Officer
Lake Shore Bancorp, Inc.
31 East Fourth Street
Dunkirk, NY 14048

       Re: Lake Shore Bancorp, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Quarterly Period Ended June 30, 2024
           File No. 000-51821
Dear Taylor M. Gilden:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 1. Business
Commercial Real Estate Loans

1. We note that commercial real estate loans totaled $300.5 million and represented 53.8%
       of the Bank   s total loan portfolio and that the collateral for these
loans are primarily
       in Erie and Chautauqua Counties. Further, we note that the property these loans consists of multi-family apartment complexes, office buildings, warehouses, hotels, restaurants, retail properties, mixed use properties, and self-storage units. Please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by owner and non-owner occupied, as well as separately presenting the components of the portfolio by key borrower type (e.g., by office, retail, multi-family, hotel, restaurant, warehouse, etc.). This could be similar to, but not necessarily identical to, the detail you provide on slide 14 of Exhibit 99.1 of your 8-K dated May 22, 2024. In addition, to the extent that there are other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to
an investor   s
 September 5, 2024
Page 2

       understanding of your CRE loan portfolio, include those details in future filings.
Item 7. Management   s Discussion and Analysis of Financial Condition and
Results of Operations
Critical Accounting Estimates

2. We note your disclosure of critical accounting estimates appear to relate to estimates in connection with the allowance for credit losses, securities valuation, and income taxes;
       however, your disclosure appears to only refer to disclosure of information within the financial statement footnotes. Instruction 3 to Item 303(b)(3) of Regulation S-K requires that critical accounting estimates must be provided in a format that facilitates easy understanding and that supplements, and does not duplicate, descriptions of accounting policies and other disclosure already provided in the Form 10-K. Please revise to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation.
       Refer to Item 303(b)(3) of Regulation S-K.
Form 10-Q for the Quarterly Period Ended June 30, 2024
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality, page 36

3. We note your disclosure of the credit ratios, such as allowance for credit losses as a percentage of total net loans, in accordance with Item 1405(a) of Regulation S-K. Please revise your disclosures, in future filings, to provide a discussion of the factors that drove material changes in these ratios, or the related components, during the periods presented.
       For example, discuss any factors, trends or reasons that caused the allowance for credit losses as a percentage of total loans or other ratios to increase or decrease from period to period. Refer to Item 1405(b) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jee Yeon Ahn at 202-551-3673 or Robert Klein at 202-551-3847 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance